04045423

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Scientific Production Corporation

*CURRENT ADDRESS 38, Gagarin Blvd.
Irkutsk, 664025
Russia

PROCESSED
OCT 08 2004
THOMSON
FINANCIAL

B

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34818 FISCAL YEAR 12/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 10/7/04

12-31-03
ARIS

OAO Scientific Production Corporation "IRKUT"

Consolidated Financial Statements

December 31, 2003 and 2002

(with Independent Auditors' Report thereon)

KPMG Limited

11 Gogolevsky Boulevard
Moscow 119019
Russia

Tel. +7 (095) 937 4477
Fax +7 (095) 937 4400/99
www.kpmg.ru

Independent Auditors' Report

To the Board of Directors of OAO Scientific Production Corporation "IRKUT"

We have audited the accompanying consolidated balance sheets of OAO Scientific Production Corporation "IRKUT" and its subsidiaries ("the Group") as of 31 December 2003 and 2002, and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits. The examination of certain underlying documentation on sales, cost of sales, inventories and fixed assets were performed by another auditor due to the circumstances described in Note 1 (d) to the consolidated financial statements. Our audit opinion, insofar as it relates to the examination of such documentation, is based on the work of this auditor.

Except as described in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Because we were not appointed auditors of the Group until after 31 December 2001, we were not able to observe the counting of the physical inventories at that date or satisfy ourselves concerning those inventory quantities by alternative means. The amount of inventories at 1 January 2002 enters into determination of the consolidated results of operations and cash flows for the year ended 31 December 2002. Our audit report on the consolidated financial statements as of 31 December 2002 was modified accordingly.

In our opinion, based on our audits as described in the first paragraph, and except for the effects on the consolidated financial statements, if any, of the matter referred to in the preceding paragraph, the consolidated financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of OAO Scientific Production Corporation "IRKUT" and its subsidiaries as of 31 December 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG Limited

KPMG Limited
August 27, 2004
Moscow, Russian Federation

OAO Scientific Production Corporation "IRKUT"
Consolidated Balance Sheets as of December 31, 2003 and 2002
(Thousands of US dollars)

	Note	December 31, 2003	December 31, 2002
ASSETS			
Current assets			
Cash and cash equivalents	4	13,146	22,217
Short-term investments	5	58,340	71,438
Accounts receivable, net of allowance for doubtful accounts of US$ 995 (December 31, 2002: US$ 925)	6	115,821	39,806
Taxes and other receivables	7	124,558	95,878
Inventories	8	200,210	206,875
Prepaid expenses and other current assets		2,140	2,188
Deferred income taxes, short-term	14	1,481	2,074
Total current assets		**515,696**	**440,476**
Property, plant and equipment	9	169,188	152,653
Intangible assets		3,439	2,983
Long-term investments	10	27,493	31,133
Deferred income taxes, long-term	14	36,546	6,873
Total assets		**752,362**	**634,118**
LIABILITIES, STOCKHOLDERS' EQUITY AND MINORITY INTEREST			
Current liabilities			
Short-term borrowings	12	337,870	460,330
Accounts payable, trade		104,022	18,312
Advances received		1,004	851
Accrued liabilities		12,244	8,186
Income and other taxes payable		6,866	8,533
Other current liabilities, third parties		4,083	4,430
Other current liabilities, related parties		1,003	272
Deferred income taxes, short-term	14	29,213	-
Total current liabilities		**496,305**	**500,914**
Long-term borrowings	12	245,447	104,393
Total liabilities		**741,752**	**605,307**
Minority interest		**25**	**890**
Commitments and contingencies	16		
Stockholders' equity	11		
Common stock		84,183	84,183
Accumulated other comprehensive losses		(597)	-
Accumulated losses		(73,001)	(56,262)
Total stockholders' equity		**10,585**	**27,921**
Total liabilities, stockholders' equity and minority interest		**752,362**	**634,118**

The consolidated financial statements were approved on August 27, 2004.

Senior Vice-President
Tsivilev S.V.

The accompanying notes are an integral part of these consolidated financial statements.

OAO Scientific Production Corporation "IRKUT"

Consolidated Statement of Operations for the years ended December 31, 2003 and 2002

(Thousands of US dollars, except as indicated)

	Note	2003	2002
Sales and other operating revenues	13	522,025	528,481
Cost of products and services		(314,874)	(343,903)
Gross profit		**207,151**	**184,578**
Research and development costs		(26,627)	(29,802)
Taxes other than on income		(9,117)	(7,712)
Selling, general and administrative expenses		(93,914)	(46,896)
Social expenditures		(5,700)	(5,755)
Repairs and maintenance		(5,557)	(4,828)
Other operating income and expenses, net		(6,462)	(1,228)
Operating income		**59,774**	**88,357**
Interest income and expenses, net		(65,109)	(72,588)
Loss from investments		(2,519)	(1,471)
Share in losses of associates		(733)	(1,483)
Foreign exchange loss		(6,513)	(3,539)
(Loss)/Income before taxes and minority interest		**(15,100)**	**9,276**
Income taxes			
Current tax expense		(45)	(1,728)
Deferred tax expense		(133)	(15,704)
Total tax expense	14	**(178)**	**(17,432)**
Loss before minority interest		**(15,278)**	**(8,156)**
Minority interest		865	348
Net loss		**(14,413)**	**(7,808)**
Basic and diluted loss per share (US dollars):		(0.018)	(0.009)

The accompanying notes are an integral part of these consolidated financial statements.

OAO Scientific Production Corporation "IRKUT"

Consolidated Statements of Cash Flows for the years ended December 31, 2003 and 2002
(Thousands of US dollars)

	2003	2002
Operating activities		
Net loss	(14,413)	(7,808)
Adjustments to reconcile net loss to cash provided by/ used for operating activities:		
Depreciation and amortization	16,159	14,399
Deferred tax expense	133	15,704
Change in provision for warranty repairs and other accruals	4,058	(6,568)
Minority interest	(865)	(348)
Loss from investments	2,519	1,471
Share in losses of associates	733	1,483
Unrealized foreign exchange differences	18,491	(3,403)
Changes in operating working capital:		
Increase in trade and other receivables	(104,695)	(82,580)
Decrease/(increase) in inventories	6,665	(102,581)
Decrease in prepaid expenses and other current assets	48	1,255
Increase/(decrease) in accounts payable, trade	85,710	(61,895)
Increase/(decrease) in advances received	153	(1,273)
Decrease in other current liabilities	(1,322)	(3,573)
Net cash provided by/used for operating activities	**13,374**	**(235,717)**
Investing activities		
Capital expenditure	(27,750)	(34,771)
Loans (advanced to)/repaid by related parties, net	(14,167)	10,297
Net cash received from disposal of securities	17,660	1,031
Cash used for acquisitions of subsidiary and associate	(5,804)	(8,473)
Net cash used for investing activities	**(30,061)**	**(31,916)**
Financing activities		
Loans received	367,946	355,496
Repayment of loans	(358,649)	(186,398)
Dividends paid	(2,287)	(171)
Net cash provided by financing activities	**7,010**	**168,927**
Effect of exchange rate changes on cash and cash equivalents	606	(1,490)
Net change in cash and cash equivalents	**(9,071)**	**(100,196)**
Cash and cash equivalents at the beginning of the year	**22,217**	**122,413**
Cash and cash equivalents at the end of the year	**13,146**	**22,217**
Supplemental cash flow information		
Interest paid	(70,368)	(75,187)
Income taxes paid	(998)	(3,332)

The accompanying notes are an integral part of these consolidated financial statements.

OAO Scientific Production Corporation "IRKUT"
Consolidated Statements of Stockholders' Equity and Comprehensive Loss
for the years ended December 31, 2003 and 2002
(Thousands of US dollars)

	Capital stock	Treasury stock	Accumulated other comprehensive losses	Retained earnings/ (accumulated losses)	Total	Comprehensive losses
Balance at January 1, 2002	**29,004**	**(7,015)**	**-**	**6,974**	**28,963**	
Dividends	-	-	-	(249)	(249)	-
Increase of par value of shares	55,179	-	-	(55,179)	-	-
Disposal of subsidiary	-	7,015	-	-	7,015	-
Net loss	-	-	-	(7,808)	(7,808)	(7,808)
Balance at December 31, 2002	**84,183**	**-**	**-**	**(56,262)**	**27,921**	**(7,808)**
Dividends	-	-	-	(2,326)	(2,326)	-
Foreign currency translation adjustment	-	-	(597)	-	(597)	(597)
Net loss	-	-	-	(14,413)	(14,413)	(14,413)
Balance at December 31, 2003	**84,183**	**-**	**(597)**	**(73,001)**	**10,585**	**(15,010)**

The accompanying notes are an integral part of these consolidated financial statements.

(Thousands of US dollars, except as indicated)

Note 1. BACKGROUND

(a) Organization and operations

OAO Scientific Production Corporation "IRKUT" ("the Company") was formed as an open joint stock company following the President Decree and State Privatization Programme of 1992. The principal activity of the Company is the construction of military and civil aircraft under contracts with Russian and foreign governments. The Company and its subsidiaries ("the Group") are also engaged in research and development works for military and civil aircraft. This research and development is carried out for the Group's own purposes.

In accordance with Russian legislation the supply of military equipment to foreign governments is the competence of the Russian government and, therefore, all contracts with foreign governments are concluded through the Russian state organization FGUP "Rosoboronexport".

The Company's operations are subject to license for production and repair of aviation equipment awarded by FGUP "Rosaviacosmos". The current license is valid until April 2007.

(b) Subsidiaries and associates

The entities of the Group, included in these consolidated financial statements are as follows:

Name	Principal activities	Ownership interest December 31, 2003	Ownership interest December 31, 2002
Subsidiaries			
ZAO "Beta Air"	Development of Be-200 aircraft	66%	66%
ZAO "Russian Avionics"	Research and Development	51%	51%
ZAO "Irkut AviaSTEP"	Research and Development	100%	100%
ZAO "ITELA"	Research and Development	51%	51%
ZAO "Techserviceavia"	Research and Development	51%	51%
OAO "NII Izmerenia"	Engineering	98%	-
Associates			
OAO "TANTK Imeni Berieva" ("Beriev Aircraft Company")	Research and development	44%	43%

In addition, the Group has other subsidiaries and associates, which are not material to the Group, either individually or in aggregate.

(c) Russian business environment

The Russian Federation has been experiencing political and economic change, which has affected and may continue to affect the activities of enterprises operating in this environment. Consequently, operations in the Russian Federation involve risks, which do not typically exist in other markets.

The accompanying financial statements reflect management's assessment of the impact of the business environment in the countries in which the Group operates on the financial position of the Group. The impact on the Group of the current and future business environments may differ from management's assessment and such differences may be significant.

(d) State Secrets

The operations of the Group related to the construction and sale of military aircraft are subject to the Law of the Russian Federation on State Secrets signed by the President of the Russian Federation on July 21, 1993. This Law provides that the information on the foreign economic activities of the Russian Federation, disclosure of which can cause damage to the security of the country, is considered a state secret. Access to information classified as a state secret can be granted by the appropriate authorities only to organizations and individuals holding security licenses with the appropriate form of clearance. In addition, part of the property, plant and equipment of the Company makes up the mobilization capacity of the state and is also subject to the Law on State Secrets. The law also limits the authority of the Company to dispose of these assets.

(e) Basis of preparation

The Group maintains its accounting records in accordance with the legislative requirements of the Russian Federation. The consolidated financial statements have been prepared from those accounting records and adjusted as necessary to comply, in all material respects, with the requirements of accounting principles generally accepted in the United States of America ("US GAAP").

(f) Going concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The recoverability of the Group's assets, as well as the future operations of the Group, may be significantly affected by the current and future economic environment (refer Note 1 (c)). The accompanying consolidated financial statements do not include any adjustments should the Group be unable to continue as a going concern.

The Group had a history of net losses for several consequent years. The ultimate realization of the Group's assets and its long-term liquidity will be impacted by its operating success. Management plans to obtain the economic benefits from the investments in the research and development of military and civil aircraft and expects a corresponding improvement of the Group's operating results. Management believes that the current order book calculated on the basis of existing contracts and framework agreements is sufficient to fund future operating and capital expenditures for a reasonable period of time.

(g) Risks and Concentrations

A substantial portion of the Group's business is performed pursuant to a limited number of major contracts. Major contracts are with the Indian Ministry of Defense and Hundistan Aeronautics Limited, an Indian company. Failure to secure new contracts, postponement or cancellation of the contracts previously awarded could negatively impact the financial position of the Group, the result of its operations and cash flows.

Certain aircraft components and development services necessary for the Group's operations are available from a limited number of suppliers. The Group's activity is dependant upon the ability of such suppliers to continue as a going concern. At December 31, 2003 management does not foresee any counterparts failing to meet their obligations to supply goods and services to the Group.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions which affect reported amounts of assets, liabilities, revenues and expenses. Eventual actual amounts could differ from such estimates.

Principles of consolidation

Subsidiary undertakings, which are those entities in which the Group has an interest of more than one half of the voting rights, or otherwise has power to exercise control over the operations, are consolidated. Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. All significant intercompany transactions have been eliminated in consolidation.

Minority interest at the balance sheet date represents the minority stockholders' portion of the pre-acquisition carrying amounts of the identifiable assets and liabilities of the subsidiary at the acquisition date, and the minorities' portion of movements in equity since the date of the consolidation. Minority interest is presented separately from liabilities and stockholders' equity.

Investments in associated undertakings are accounted for by the equity method of accounting. These are undertakings over which the Group generally has between 20% and 50% of the voting rights, or otherwise the Group has significant influence, but which it does not control. Unrealized gains on transactions between the Group and its associated undertakings are eliminated to the extent of the Group's interest in the associated undertakings; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Foreign currency and translation methodology

The Company's functional currency is the US dollar. This is primarily due to the market in which the Company operates, the significance of operations and transactions conducted in US dollars and the fact that measurement of the Company's performance and decision making by the Company's management are based on US dollars denominated data. For the purposes of presenting financial statements prepared in conformity with US GAAP, the US dollar is also the reporting currency of the Group.

Monetary assets and liabilities of the Company and other operations where the US dollar is the functional currency have been translated into US dollars at the rate prevailing at each balance sheet date. Non-monetary assets and liabilities have been translated into US dollars at historical rates. Revenues, expenses and cash flows have been translated into US dollars at rates, which approximate actual rates at the date of the transaction. Translation differences resulting from the use of these rates and foreign currency transaction gains and losses are included in the consolidated statements of operations.

For certain operations where the US dollar is not the functional currency, assets and liabilities are translated into US dollars at period-end exchange rates and revenues and expenses are translated at average exchange rates for the period. Resulting translation adjustments are reflected as a separate component of stockholders' equity.

The Russian ruble is not freely convertible outside of the Russian Federation. Accordingly, the translation of amounts recorded in rubles into US dollars should not be construed as a representation that such currency amounts have been, could be or will in the future be converted into US dollars at the exchange rate shown or at any other exchange rate.

Classification of assets and liabilities

The operating cycle for aircraft construction contracts exceeds one year. Assets, which are reasonably expected to realize in cash or sold or consumed during the operating cycle of the business are shown under current assets. Liabilities whose liquidation is reasonably expected within the operating cycle of the business are also shown under current liabilities.

Revenue recognition

The operations of the Group principally consist of building aircraft under fixed-price contracts. Revenues under such contracts are recognized on a percentage of completion basis, measured by the ratio of total direct materials, labor and design and development costs incurred to date relative to the total estimated respective costs on the contract. This method is used as the management of the Group considers this to be the best available measure of progress on the contracts. Marketing costs that are incurred for a specific contract may be included in contract costs, but only if these costs can be directly associated with a specific contract and if their recoverability from that contract is probable.

Provisions for estimated losses on uncompleted contracts, if any, are made in the period in which such losses are determined. Changes in job performance, contract conditions and estimated profitability, including those arising from contract penalty provisions, if any, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

For certain contracts on sale of aircraft components and related products that require substantial performance over an extended period before deliveries are made, revenues are recorded based on the attainment of relevant performance milestones.

Revenues under contracts, other than those classified as long-term construction-type contracts, are generally recognized as deliveries are made.

Product warranties

The Group provides product warranties in conjunction with certain product sales. Generally, aircraft sales are accompanied by a twelve to eighteen month warranty period that covers systems, accessories, equipment, parts and software manufactured by the Group to certain contractual specifications. Warranty coverage includes non-conformance to specifications and defects in material and workmanship.

Research and development costs

Research and development activities include design, construction and testing of pre-production prototypes and models. Research and development costs are expensed as incurred unless the costs are related to a contractual arrangement. Test planes, which have an alternative use are capitalized as fixed assets and depreciated over ten years, which is the Company's management estimate of their useful life.

Long-lived assets

Long-lived assets are assessed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to the estimated undiscounted future cash flows expected to be generated by that group. If the carrying amount of an asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by writing down the carrying amount to the estimated fair value of the asset group, generally determined as discounted future net cash flows.

Financial instruments

The fair value of financial instruments is determined with reference to various market information and other valuation methods as considered appropriate. At December 31, 2003 and December 31, 2002 the fair values of financial instruments held by the Group did not materially differ from their recorded book values, except for the value of the ruble bonds issued by the Group (refer Note 12 (f)).

Investments

Investments include investments in debt and equity securities and investments in associated companies accounted for under the equity method. Investments in securities are classified into the three categories: held to maturity, available-for-sale and trading. Trading securities are bought and held principally for the purpose of selling in the near term. Held-to-maturity securities are those securities in which a Group company has the ability and intent to hold until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.

Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in the consolidated statement of operations. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are reported as a separate component of comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available for security as an adjustment to yield using the effective interest method and such amortization and accretion is recorded in the consolidated statement of operations. Dividends and interest income are recognized in the consolidated statement of operations when earned.

A permanent decline in the market value of any available-for-sale or held-to-maturity security below cost is accounted for as a reduction in the carrying amount to fair value. The impairment is charged to the consolidated statement of operations and a new cost base for the security is established.

Estimated standard warranty costs are recorded in the period in which the related product sales occur. The warranty liability recorded at each balance sheet date reflects the estimated number of months of warranty coverage outstanding for products produced times the expected monthly warranty payments, as well as additional amounts, if necessary, for certain major warranty issues that exceed a normal claims level. An accrual for warranty costs is recognized based on the Group's historical experience on previous deliveries of aircrafts. Estimates are adjusted as necessary based on subsequent experience.

Accounts receivable

Accounts receivable are stated at cost less allowance for doubtful accounts.

Cash and cash equivalents

The Group considers only those short-term, highly liquid investments with original maturity of 90 days or less to be cash equivalents, net of any restricted cash amounts.

Inventories

Inventories are carried at the lower of cost or market value. Inventories include amounts relating to contracts with long production cycles, a portion of which is not expected to be realized within one year. The cost of aircraft components and general inventory materials are stated at average cost.

Construction work in progress is stated at cost plus earnings recognized to date, less an allowance for any foreseeable losses and progress billings. Other work in progress comprises costs incurred on sundry orders for aircraft components and spare parts.

Inventories are presented in the balance sheet net of advance payments received.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and impairment losses. Depreciation is recorded on the straight-line method at rates based on the estimated useful lives of the assets, which are as follows:

Buildings	40 – 50 years
Machinery and equipment	5 – 20 years

Intangible assets

Intangible assets are recorded at cost less accumulated amortization and/or impairment losses. Intangible assets that have limited useful lives are amortized on a straight-line basis over the shorter of their useful or legal lives. Goodwill and intangible assets with indefinite useful lives are not amortized but are instead tested for impairment at least annually.

(Thousands of US dollars, except as indicated)

Employee benefits

The Group, in the normal course of business, makes payments to the pension fund and other social insurance fund of the Russian Federation. The payments are calculated as a percentage of each employee's wage as established by the Russian Tax Code. These payments are recognized as expense in the consolidated statement of operations as incurred.

Income Taxes

Deferred income tax assets and liabilities are recognized in respect of future tax consequences attributable to temporary differences between the carrying amounts of existing assets and liabilities for the purposes of the consolidated financial statements and their respective tax bases and in respect of operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse and the assets be recovered and liabilities settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the reporting period which includes the enactment date.

The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income in the reporting periods in which the originating expenditure becomes deductible. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that the deferred income tax assets will be realized. In making this assessment, management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies.

Note 3. BUSINESS COMBINATIONS

In November 2003, the Company acquired approximately 98% of the issued share capital of OAO "NII Izmerenia" for approximately US$ 5,400. Assets of OAO "NII Izmerenia" principally consist of freehold of office space in Moscow to which the Group plans to move its headquarters.

Note 4. CASH AND CASH EQUIVALENTS

	December 31, 2003	December 31, 2002
Cash at bank, US$ accounts	3,851	14,986
Cash at bank, Russian ruble accounts	9,295	7,231
Total cash and cash equivalents	**13,146**	**22,217**

(Thousands of US dollars, except as indicated)

Note 5. SHORT-TERM INVESTMENTS

	December 31, 2003	December 31, 2002
Debt securities, available-for-sale	36,116	64,193
Loans to related parties	19,899	4,563
Loans to third parties	2,003	1,817
Trading equity securities	322	865
Total short-term investments	**58,340**	**71,438**

At December 31, 2003, all available-for-sale debt securities are Russian ruble denominated, bear interest at 12-14% and mature during 2004.

Note 6. ACCOUNTS RECEIVABLE, NET

	December 31, 2003	December 31, 2002
Contracts in progress	109,111	33,953
Completed contracts	261	401
Other trade accounts receivable, third parties	6,784	6,377
Other trade accounts receivable, related parties	660	-
	116,816	40,731
Less: allowance for doubtful accounts	(995)	(925)
Total accounts receivable, net	**115,821**	**39,806**

Note 7. TAXES AND OTHER RECEIVABLES

	December 31, 2003	December 31, 2002
VAT recoverable	95,520	93,675
Due from tax authorities (refer Note 16)	22,756	-
Prepaid taxes	2,993	37
Other receivables	3,289	2,166
Total taxes and other receivables	**124,558**	**95,878**

(Thousands of US dollars, except as indicated)

Note 8. INVENTORIES

	December 31, 2003	December 31, 2002
Advances for supplies to third parties	50,879	69,461
Advances for supplies to related parties	2,037	64,032
Aircraft components	28,132	39,268
Work in progress	8,273	10,351
General stock materials and other	31,768	31,201
Costs and earnings recognized on contracts in excess of billings	232,621	198,940
	353,710	413,253
Advance payments received	(153,500)	(206,378)
Total inventories	**200,210**	**206,875**

Inventories with a carrying value of US$ 60,967 are pledged as collateral for loans at December 31, 2003 (at December 31, 2002: US$ 90,155).

Note 9. PROPERTY, PLANT AND EQUIPMENT

	December 31, 2003	December 31, 2002
Land, cost	4,164	-
Buildings, cost	151,226	142,650
Machinery and equipment, cost	240,571	206,514
Accumulated depreciation	(249,882)	(238,260)
	146,079	110,904
Construction in progress	19,712	23,652
Advances given for capital investments	3,397	18,097
Total property, plant and equipment	**169,188**	**152,653**

Depreciation expense related to property, plant and equipment in the amount of US$ 15,713 for the year ended December 31, 2003 (2002: US$ 14,290) was included in the line "Cost of products and services" of the Consolidated Statement of Operations.

The net book value of property, plant and equipment restricted for sale by the Russian government in accordance with the state military programme amounted to US$ 41,427 at December 31, 2003 (at December 31, 2002: US$ 41,178).

Property, plant and equipment with a carrying amount of US$ 35,200 is pledged as collateral for secured loans at December 31, 2003 (at December 31, 2002: US$ 12,466).

(Thousands of US dollars, except as indicated)

Note 10. LONG-TERM INVESTMENTS

	December 31, 2003	December 31, 2002
Equity securities, available-for-sale	18,253	20,753
Investments in "equity method" affiliate	7,914	8,840
Loans to third parties	1,326	371
Loans to related parties	-	1,169
Total long-term investments	**27,493**	**31,133**

Note 11. STOCKHOLDERS' EQUITY

Common stock

At the Company's stockholders meeting on December 2, 2003, stockholders approved a resolution to increase the number of shares by 87,894,653 (refer Note 17). At December 31, 2003 authorized capital stock consisted of 878,946,528 ordinary shares; issued and fully paid capital stock consisted of 791,051,875 ordinary shares. All ordinary shares have a nominal value of Russian rubles 3 each.

Dividends and dividend limitations

Profits available for distribution to common stockholders in respect of any reporting period are determined by reference to the statutory financial statements of the Company prepared in accordance with the laws of the Russian Federation and denominated in Russian rubles. At December 31, 2003 amounts available for distribution amounted to US$ 14,111 (December 31, 2002: US$ 12,387).

At the annual stockholders' meeting on June 26, 2004, dividends were declared for 2003 in the amount of Russian rubles 0.04 per common share, which at the date of the decision was equivalent to US dollars 0.0014, or US$ 1,128 in total.

(Thousands of US dollars, except as indicated)

Note 12. BORROWINGS

		December 31, 2003	December 31, 2002
Short-term borrowings			
Secured bank loans:	– Russian rubles, fixed at 14% (2002: 17%)	4,773	4,090
	– US$, fixed at 8-13%	-	20,105
	– US$, variable at 8%	-	15,261
Unsecured bank loans:	– US$, fixed at 10% (2002: 10-14%)	60,014	66,274
Current portion of long-term secured bank loans:			
	– Russian rubles, fixed at 9-15% (2002: 10-26%)	116,636	222,876
	– US$, fixed at 9-11% (2002: 12-13%)	37,808	35,104
	– US$, variable at 6%	9,820	-
Current portion of long-term unsecured bank loans:			
	– US$, fixed at 10% (2002: 19%)	101,314	1,406
Unsecured bond issues:	– Russian rubles, variable at 12% (2002: 19%)	7,125	18,176
	– Russian rubles, fixed at 18%	-	49,992
Promissory notes:	– Russian rubles, fixed at 20%-25%	-	26,383
Other loans from third parties		380	663
Total short-term borrowings		**337,870**	**460,330**
Long-term borrowings			
Secured bank loans:	– Russian rubles, fixed at 10-11% (2002: 19%)	145,789	44,252
	– US$, variable at 6-8%	48,411	-
	– US$, fixed at 10%	-	60,141
Unsecured bond issues:	– Russian rubles, fixed at 18%	51,247	-
Total long-term borrowings		**245,447**	**104,393**
Total borrowings		**583,317**	**564,723**

Details of significant loan balances are summarized below:

(a) Sberbank credit lines and other loans

The Group has non-revolving ruble denominated credit line agreements and other loan agreements with Sberbank. At December 31, 2003 the amount outstanding under these agreements was US$ 267,198, inclusive of interest. Borrowings under these agreements bear interest at fixed rates from 9% to 15%. The Group pledged property, plant and equipment, 47,362 shares in Beriev Aircraft Company (20% of the total issued share capital), aircraft components and accessories and other materials as collateral against these credit lines and loans.

(Thousands of US dollars, except as indicated)

(b) Rosbank

The Group has two US$ denominated loan agreement with Rosbank for the total amount of US$ 70,800, which are unsecured and bear fixed interest of 10%. At December 31, 2003 the amount outstanding under these loan agreements was US$ 70,804, inclusive of interest.

(c) Alfa-Bank

The Group has four US$ denominated loan agreements with Alfa-Bank. At December 31, 2003 the amount outstanding under these agreements was US$ 67,838, inclusive of interest. Borrowings under these loans bear fixed interest of 10%. Inventory of non-ferrous metals and work in progress has been pledged as collateral against two Alfa-Bank loans.

(d) Vneshtorgbank

The Group has a US$ denominated loan agreement with Vneshtorgbank for the amount of US$ 60,000. The loan is unsecured and bears fixed interest of 11%. At December 31, 2003 the amount outstanding under the loan agreement was US$ 60,477, inclusive of interest.

(e) Moscow Narodny Bank

In June 2003 the Group has obtained a US$ denominated syndicated loan agreement for US$ 50,000 from a group of South-Asian Banks. The organizer of the loan was Moscow Narodny Bank Limited, Singapore branch. The loan bears variable interest rate of LIBOR plus 6.35%. At December 31, 2003 the amount outstanding under the loan agreement was US$ 43,283, inclusive of interest. The Group pledged the right to receive a part of future revenues under the agreement with a foreign government as collateral against the loan.

(f) Russian ruble bonds

On April 1, 2002, the Company issued 600,000 ruble bonds with a nominal value 1,000 Russian rubles each, maturing in 2005. The Group makes semi-annual interest coupon payments. The annual interest rate for the first coupon was 20.4%, for the second - 18.5% and for the third and fourth - 12%. Interest at fifth and sixth coupons is set to accrue at the rate of 8% per annum. The Company has made an offer to redeem outstanding bonds form the market at par in March 2004. Consequently, the amount was classified as a current liability. As at December 31, 2003, 205,587 bonds were outstanding which amounted to US$ 7,125. The fair value of the bonds as of December 31, 2003 was US$ 6,909.

On November 5, 2002, the Company issued 1,500,000 ruble bonds with a nominal value 1,000 Russian rubles each, maturing in 2005. The Group makes semi-annual interest coupon payments. The annual interest rate for the first and second coupons was 18.5%, for the third and fourth – 17%, for the fifth and sixth - 16%. As at December 31, 2002, all 1,500,000 bonds were outstanding which amounted to US$ 51,247. The fair value of the bonds as of December 31, 2003 was US$ 55,000.

Maturities of long-term debt

Annual maturities of total debt are US$ 212,342 in 2004, US$ 365,190 in 2005 and US$ 5,785 in 2006.

(Thousands of US dollars, except as indicated)

Note 13. SALES AND OTHER OPERATING REVENUES

	2002	2001
Revenue earned on military aircraft construction contracts	382,618	444,327
Revenue earned on civil aircraft construction contracts	22,912	8,790
Revenue on sales of aircraft components and related products	96,401	48,991
Other operating revenues	20,094	26,373
Total sales and other revenues	**522,025**	**528,481**

Note 14. INCOME TAXES

The Group calculated deferred income taxes in accordance with SFAS No. 109, *"Accounting for Income Taxes"*, applying the specific provisions for companies using a foreign currency as the functional currency.

Deferred income taxes are included in the consolidated balance sheets as follows:

	December 31, 2003	December 31, 2002
Deferred income tax assets, short-term	1,481	2,074
Deferred income tax assets, long-term	36,546	6,873
Deferred income tax liabilities, short-term	(29,213)	-
Net deferred income tax assets	**8,814**	**8,947**

(Thousands of US dollars, except as indicated)

The following table sets out the tax effects of major types of temporary differences which give rise to deferred income tax assets and liabilities:

	December 31, 2003	December 31, 2002
Research and development expenses	37,569	21,989
Unrealized foreign exchange losses	12,175	31,068
Inventory and cost of sales	5,530	10,297
Loss carryforward	4,472	1,169
Other differences	4,063	1,774
	63,809	66,297
Valuation allowance	(3,574)	(6,979)
Deferred income tax assets	**60,235**	**59,318**
Contract revenue recognized in excess of billings	(49,636)	(47,746)
Other differences	(1,785)	(2,625)
Deferred income tax liabilities	**(51,421)**	**(50,371)**
Net deferred income tax assets	**8,814**	**8,947**

The reconciliation between the income tax expense and taxes determined by applying the statutory tax rate to income before income taxes and minority interest is presented below:

	2003	2002
(Loss)/Income before income taxes, and minority interest	(15,100)	9,276
Statutory income tax rate	24%	24%
Theoretical income tax benefit/(expense) at statutory rate	3,624	(2,226)
(Increase)/decrease due to:		
Non-taxable income/(non-deductible expenses), net	(7,207)	(9,256)
Change in valuation allowance	3,405	(5,950)
Income tax benefit/(expense)	**(178)**	**(17,432)**

Note 15. RELATED PARTY TRANSACTIONS

Related party transactions are disclosed on the face of consolidated financial statement and in the notes to the financial statements. In addition:

In 1992, the Group contracted Beriev Aircraft Company to perform research and development works related to Be-200 amphibian aircraft. In the year ended December 31, 2003 the expenses incurred in relation to this project, included in the line "Research and development costs" of the Consolidated Statement of Operations, were US$ 9,093 (2002: US$ 5,708).

(Thousands of US dollars, except as indicated)

In 1997 the Group contracted OAO "OKB Sukhogo", a subsidiary of a principle stockholder of the Company, to develop the design of the Su-30MKI aircraft for supply under a contract with a foreign government. Expenses incurred by the Group on this contract for the year ended December 31, 2003, included in the line "Cost of products and services" of the Consolidated Statement of Operations, were US$ 60,886 (2002: US$ 36,573). The amount payable by the Group to OAO "OKB Sukhogo" for the work performed, included in the line "Accounts payable, trade" of the Consolidated Balance Sheet, was US$ 10,016 as of December 31, 2003 (as of December 31, 2002: prepayment of US$ 46,849). The Group also has provided financial guarantee for a loan advanced to OAO "OKB Sukhogo" in the amount of US$ 5,100 (refer Note 16).

The Group has an available-for-sale investment in ZAO "Company "FTK" ("FTK"), a former subsidiary of the Group and a principle stockholder. A stock issuance in 2002 which the Company did not take part in diluted its interest in FTK's from 56% to 9%. The investment was recorded at cost of US$ 8,885 and included in the line "Long-term investments" of the Consolidated Balance Sheet.

The Group pledged available-for-sale debt securities with a carrying value of US$ 26,700, included in the line "Short-term investments" of the Consolidated Balance Sheet, as collateral for the debt of companies controlled by the Company's majority shareholders. The Group's estimated maximum exposure to credit losses in the event of non-performance by the other parties to these pledges is represented by the carrying value of pledged assets. Management believes that the likelihood of material losses being incurred under these agreements is remote.

Note 16. COMMITMENTS AND CONTINGENCIES

Capital commitments

As of December 31, 2003 the Group is committed to capital expenditure of approximately US$ 14,475 (as of December 31, 2002: US$ 3,052).

Purchase commitments

Commitments with third parties for the supply of aircraft components and services after December 31, 2003 under long-term supply agreements are estimated at US$ 219,349 at current market prices (as of December 31, 2002: US$ 180,529).

(Thousands of US dollars, except as indicated)

Product warranties

The following table summarizes product warranty activity recorded during 2003 and 2002:

	December 31, 2003	December 31, 2002
Product warranty liability at the beginning of the year	6,686	9,294
Additions for new warranties	4,685	7,388
Reductions for payments made	(2,214)	(1,083)
Changes in estimates	(2,224)	(8,913)
Product warranty liability at the end of the year	**6,933**	**6,686**

Product warranty liability is included in the line "Accrued liabilities" in the Consolidated Balance Sheet.

Financial guarantees

The Group has provided financial guarantees for loans advanced to certain related and third party suppliers of the Group for the total amount of US$ 5,100 and US$ 11,689 respectively. The stand-ready obligation under these guarantees is not significant. The Group's estimated maximum exposure to credit losses in the event of non-performance by the other parties to the financial guarantees is represented by the contractual amounts disclosed above. Management believes that the likelihood of material payments being required under these agreements is remote. As at December 31, 2003 the Group did not have any contractual commitments to extend financial guarantees, credit or other assistance.

Taxation

Russian tax, currency and customs legislation is subject to varying interpretations and changes, occurring frequently. Furthermore, the interpretation of such legislation by the authorities as applied to the transactions and activity of the Group may not coincide with that of management. As a result, such authorities may challenge certain transactions.

The Group is involved in a number of disputes with tax authorities. Based on results of the recent tax audits tax authorities claimed additional tax payments and deducted the amount from the Company's bank account. Subsequent to the balance sheet date, the District East-Siberian Arbitration dismissed the tax claim and made the judgment to return the amount in full to the Company's bank account. As of December 31, 2003 the amount due from the tax authorities, included in the line "Taxes and other receivables" of the Consolidated Balance Sheet, was US$ 22,756.

(Thousands of US dollars, except as indicated)

Environmental contingencies

Governmental authorities are continually considering environmental regulations and their enforcement and the Group periodically evaluates its obligations related thereto. As obligations are determined, they are recognized immediately. The outcome of environmental liabilities under proposed or any future legislation, or as a result of stricter enforcement of existing legislation, cannot reasonably be estimated. Under current levels of enforcement of existing legislation, management believes there are no liabilities, which will have a materially adverse effect on the financial position or the operating results of the Group.

Note 17. SUBSEQUENT EVENTS

In March 2004, the Company has issued 87,894,653 ordinary shares for the consideration of US$ 51,770. The shares were distributed among various investors during the initial public offering of the Company's shares.

In April 2004, the Company acquired 1,271,304 ordinary shares and 70,090 preference shares (or 75.46% of total issued share capital) of OAO "OKB Imeni A.S. Yakovleva" for US$ 58,927. The primary strategic objective of the acquisition is to obtain the intellectual property rights to the Yak-130 aircraft, which won the tender to be the combat-training aircraft for the Russian air force.

In June 2004, the Company acquired 18,042 ordinary shares (or 8% of total issued share capital) of Taganrog Aviation Plant OAO "Taganrog Aviation" for US$ 1,300. The objective of the acquisition is future expansion of the Group's production facilities.